EXHIBIT 4.2

22 March 2004

Strictly Private & Confidential

Mr Iain Robertson
Chairman, Corporate Banking and Financial Markets
9th Floor
Executive Office
135 Bishopsgate
LONDON
EC2M 3UR

Dear Iain,

I am pleased to confirm that on 25 June 2003 the Boards of Directors of The Royal Bank of Scotland Group plc (“the Group”), The Royal Bank of Scotland plc (“the Bank”) and National Westminster Bank Plc (“NatWest”) agreed that you would continue in your role as Chairman of Corporate Banking and Financial Markets (“CBFM”), and as a Group Board Director, but that these duties would be carried out in a non-executive capacity.

This letter sets out the terms of your appointment.

Appointment

Your appointment as a non-Executive Director commenced on 25 June 2003 and will terminate at the Group’s Annual General Meeting in April 2005, unless otherwise terminated earlier by and at the discretion of either party upon one month’s written notice.

Your appointment with the Bank as an Executive Director ended with effect from 25 June 2003. This letter supersedes your Service Agreement with the Bank (as documented under the terms of a service agreement entered into between you and the Bank dated 2 and 3 April 1992, as supplemented by a letter from the Bank to you dated 26 May 1992 and varied by a variation agreement entered into between you and the Bank dated 4 December 1996 and a variation agreement entered into between you and the Bank dated 27 March 2002).

The date of commencement of continuous service with the Bank will for all purposes be treated as 1 April 1992.

Role

In this role, you will undertake a number of duties in addition to becoming a non-Executive Director of the Group, the Bank and NatWest. These additional duties will include:

•	Continuing as Chairman of CBFM, with reporting at Board Meetings being carried out by Johnny Cameron, Chief Executive, CBFM.

•	Providing advice and support to Johnny Cameron and other CBFM executives.

•	Providing general “consultancy” advice on business issues to the Board and Board Committees, as appropriate, including attendance at the Group Audit Committee.

•	Continuing as a member of the Advances Committee.

In this you will no longer be a member of the Chairman’s Advisory Group, Chairman’s Committee or Group Executive Management Committee.

Time Commitment

Overall we anticipate a time commitment of 18 days per year for non-Executive Director duties and an additional 30 days per year for additional duties. This will include attendance at Board Meetings, the annual strategy offsite session and the Annual General Meeting. You will be expected to devote appropriate preparation time ahead of each meeting. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as non-Executive Director of the Group

Fees

You will be paid a fee of £100,000 gross per annum, which will be paid monthly, after deduction of tax and national insurance contributions. You will also be reimbursed for expenses incurred by you in the performance of your duties. A review of fees of non-Executive Directors is undertaken each year and fees paid are disclosed in the Group’s Report and Accounts.

Pension and Share Options

It has been agreed that, subject to the appropriate Inland Revenue approval and to the Rules thereof from time to time in force, you shall continue to be a non-contributory member of the Group’s Pension Scheme for the duration of your appointment as non-Executive Director.

It is confirmed that when your pensionable service is calculated for the purpose of establishing your pension entitlement on retirement, that you will be credited with an additional 12 months’ service.

It is also agreed that your entitlement to share options under the Executive Share Option Scheme and award under the Medium-term Performance Plan which have accrued during your employment with the Bank to 25 June 2003 shall continue until normal maturity date, in accordance with the rules of the respective schemes.

For the avoidance of doubt you shall not be entitled to receive further grants of options or awards under the Medium-term Performance Plan, the Executive Share Option Scheme, Sharesave, Buy as you Earn or similar plans. You shall not be entitled to participate in the Bank’s Profit Sharing Scheme.

Outside Interests

In the event that you become aware of any potential conflicts of interest, in addition to those you have already disclosed, you should advise the Chairman and the Group Secretary as soon as possible.

Confidentiality

All information acquired during your appointment is confidential and should not be released to third parties without prior clearance from the Chairman.

Review Process

The performance of individual Directors and the whole Board and its Committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chairman as soon as is appropriate.

Insurance

The Group has in place directors’ and officers’ liability insurance and it is intended to maintain such cover for the full term of your appointment.

Independent Professional Advice

Procedures are in place which allow non-Executive Directors to seek independent professional advice about the performance of their duties at the expense of the Group. I hope that a situation will never arise where you need to take such advice but, should you require to do so, the procedure is that you should discuss any issues in advance with me, the Chairman, or the Senior Independent Director before taking such advice.

Please confirm your acceptance of the above terms by signing and returning the attached copy of this letter.

Yours sincerely,

Miller McLean
Group Secretary and General Counsel

Name (printed)    I S Robertson
Name (signed)  /s/  I S Robertson

Date   28.3.04